Exhibit 99.2

SECOND AMENDMENT TO STOCK PURCHASE AGREEMENT

This SECOND AMENDMENT TO THE STOCK PURCHASE AGREEMENT, is made as of January 16, 2023 (this “Amendment”), by and among American Electric Power Company, Inc. (“AEP”), a New York corporation, AEP Transmission Company, LLC (“AEP TransCo”), a Delaware limited liability company (AEP and AEP TransCo are each referred to individually as a “Seller,” and, collectively, as “Sellers”), and Liberty Utilities Co., a Delaware corporation (“Purchaser”).  Sellers and Purchaser are each referred to individually in this Amendment as a “Party” and collectively as the “Parties.”  Capitalized terms used herein but not defined herein shall have the meaning assigned thereto in the SPA (as defined below).

RECITALS:

WHEREAS, the Parties are party to that certain Stock Purchase Agreement, dated as of October 26, 2021 (as amended by that certain First Amendment to the Stock Purchase Agreement, dated as of September 29, 2022, and as may be further amended, supplemented or otherwise modified from time to time, the “SPA”).

WHEREAS, pursuant to Section 7.1(b) of the SPA, the respective obligations of each Party to effect the transactions contemplated by the SPA are subject to the receipt of the Required Regulatory Approvals, including the approval of FERC under Section 203 of the FPA (the “FERC 203 Approval”), and such approvals having become Final Orders.
WHEREAS, on December 15, 2022, FERC issued an Order Denying Application for Authorization of Disposition of Jurisdictional Facilities and Acquisition of Securities (181 FERC ¶ 61,212) (the “FERC Order”), denying, without prejudice, the Parties’ application for FERC 203 Approval under Docket No. EC22-26-000 (the “Initial FERC 203 Application”), and, accordingly, the condition to the Parties’ obligations to effect the transactions contemplated by the SPA set forth in Section 7.1(b) of the SPA has not been satisfied.

WHEREAS, in light of the FERC Order, the Parties desire to pursue a strategy of filing a new application for FERC 203 Approval (the “Second FERC 203 Application”) and not filing for rehearing or seeking further appeal or similar action with respect to the FERC Order or Initial FERC 203 Application (collectively, the “FERC 203 Strategy”).

WHEREAS, in connection with the foregoing, the Parties desire to clarify and set forth the understanding and agreement of the Parties with respect to the FERC 203 Approval, Initial FERC 203 Application, FERC 203 Strategy and Second FERC 203 Application.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, Sellers and Purchaser hereby agree as follows:

1.	FERC 203 Strategy.

a.
The Parties hereby agree to pursue the FERC 203 Strategy, including to file a new application for FERC 203 Approval and not to file for rehearing or seek further appeal or similar action with respect to the FERC Order or Initial FERC 203 Application.  In connection with the foregoing, the Parties agree that from and after the date of this Amendment, Section 4.5 of the SPA shall apply with respect to the FERC 203 Strategy and Second FERC 203 Application; provided, that the Parties shall, and shall cause their respective Affiliates to, cooperate with each other and use reasonable best efforts to submit the Second FERC 203 Application to FERC as promptly as reasonably practicable after the date of this Amendment in light of the strategic regulatory considerations of the Parties with a target submission date of February 3, 2023, but in any event no later than five (5) Business Days following the Parties’ mutually agreed conclusion of any discussions or review, to the extent permitted by Law, of the substance, timing or other material aspect of the Second FERC 203 Application with stakeholders prior to the formal submission of such filing to FERC, as such timeframe may be extended by mutual agreement of the Parties (which may be evidenced by e-mail), acting reasonably.

b.
The Parties hereby acknowledge and agree that (i) the failure to file for rehearing or seek further appeal or similar action with respect to the FERC Order or Initial FERC 203 Application is not and shall not be deemed to be any breach or other violation of any Party’s obligations under the SPA and (ii) the fact that the FERC Order may become a final and non-appealable denial of the FERC 203 Approval or a final and non-appealable Legal Restraint shall not trigger, in and of itself, a termination right under Section 8.1(b)(iii) of the SPA or Section 8.1(b)(iv) of the SPA, or give rise to any obligation of Purchaser to pay the Termination Fee.

2.
Reference to and Effect on the SPA. Except as modified by the amendments, waivers and agreements set forth herein, all of the terms, provisions and conditions precedent of the SPA shall remain in full force and effect and are hereby ratified and confirmed.

3.
Governing Law. This Amendment (as well as any claim or controversy arising out of or relating to this Amendment or the transactions contemplated hereby) shall be governed by and construed in accordance with the Laws of the State of New York.

4.
Waiver of Jury Trial; Submission to Jurisdiction; Other Incorporation by Reference. The provisions of Sections 10.1 (Amendment), 10.2 (Waivers and Consents), 10.3 (Notices), 10.4 (Assignment), 10.5 (No Third-Party Beneficiaries), 10.8 (Severability), 10.11 (Waiver of Jury Trial), 10.12 (Submission to Jurisdiction), 10.13 (Specific Performance) and 10.19 (Other Interpretive Matters) of the SPA are hereby incorporated by reference, mutatis mutandis, as if set forth in full herein.

5.
Counterparts. This Amendment may be executed in multiple counterparts (each of which shall be deemed an original, but all of which together shall constitute one and the same instrument). Signatures to this Amendment transmitted by facsimile transmission, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.

AMERICAN ELECTRIC POWER COMPANY, INC.

By:	/s/ Charles E. Zebula
	Name:	Charles E. Zebula
	Title:	Executive Vice President –
Portfolio Optimization

AEP TRANSMISSION COMPANY, LLC

By:	/s/ Charles E. Zebula
	Name:	Charles E. Zebula
	Title:	Vice President

LIBERTY UTILITIES CO.

By:	/s/ Todd Wiley
	Name:	Todd Wiley
	Title:	Treasurer and Secretary

By:	/s/ Macdara Nash
	Name:	Macdara Nash
	Title:	Vice President

[Signature Page to Second Amendment to Stock Purchase Agreement]